RELIANCE Communications
Anil Dhirubhai Ambani Group

[redacted]

09047147

RECEIVED
2009 OCT 20 A 8:57
OFFICE OF INTERNATIONAL

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

10th October, 2009

Exr. File No. 82-35005

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following documents to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated October 10, 2009 in the matter of Disclosure u/r. 7(3) of the SEBI (Substantial Acquisition of shares and Takeovers) Regulations, 1997 – disclosure made by AAA Communications Private Limited, ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited.

(2) A letter dated October 10, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Communications Private Limited.

(3) A letter dated October 10, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Communications Private Limited.

(4) A letter dated October 10, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Industries Private Limited.

(5) A letter dated October 10, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by ADA Enterprises and Ventures Private Limited.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

dlw 10/20

Registered Office H-Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710.

Exe. File No. 82-35005

1

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Sub: Disclosure under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Pursuant to the intimation received from AAA Communication Private Limited, ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited, we enclose herewith duly completed Form dated 10th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited as required under regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	10.10.2009	
Names of the stock exchanges where the shares of the target company are listed	i) Bombay Stock Exchange Ltd. ii) The National Stock Exchange India Ltd.	
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/ sellers and PACs with them	AAA Industries Private Limited, ADA Enterprises and Ventures Private Limited, AAA Communication Private Limited, Shri Anil D. Ambani, Smt. Tina A. Ambani, Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D Ambani), Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D Ambani), Smt. Kokila D. Ambani, Reliance Innoventures Private Limited, Solaris Information Technologies Private Limited, Hansdhwani Trading Company Private Limited, Sonata Investments Limited, Reliance General Insurance Company Limited, Reliance Capital Limited, Reliance ADA Group Trustees Private Limited.*	
Date of Acquisition/ sale	08.10.2009	
Date of receipt of intimation of ~~allotment~~ by acquirer/ ~~seller~~	09.10.2009	
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ *inter se* transfer etc).	Inter se transfer	
Mode of sale (e.g. open market/ MOU/ off market etc.)	N.A.	
Particulars of acquisition/ sale	**Number**	**% w.r.t. total paid up capital of Target Company**
a) Shares / Voting rights (VR) of the acquirer/ *seller* before acquisition/ sale	1,389,819,557**	67.34%
b) Shares/ voting rights acquired / sold	-	-
c) Shares / VR of the acquirer/ seller after acquisition/ sale	1,389,819,557	67.34%
Paid up capital/ total voting capital of the target company before the said acquisition	2,064,026,881 Equity shares of Rs 5/- each.**	
Paid up capital/ total voting capital of the target company after the said acquisition	2,064,026,881 Equity shares of Rs 5/- each.**	

Notes:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A).

* Names of Acquirers and PAC includes only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the Regulations, who actually hold shares in the Target Company.

** 5,85,61,823 Shares have been transferred inter group by AAA Communication Private Limited to each of ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited.

** The aggregate shareholding of the acquirers and PACs, before and after the above transfer remains unchanged. This disclosure is by way of abundant caution.

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Place : Mumbai
Date : 10.10.2009

Exr File No.
82-35005

3

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**

Pursuant to the intimation received from AAA Communication Private Limited, we enclose herewith duly completed Form dated 10th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to AAA Industries Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 PAN: AAFCA5485R	1,11,78,84,828 (54.16%)	5,85,61,823 (2.84%)	Transfer of shares on October 8, 2009	October 9, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Transfer Quantity	Transfer Value
7	8	9	10	11	12	13
1,05,93,23,005 (51.32%)	N.A	N.A	N.A	N.A	5,85,61,823	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 10, 2009
Place: Mumbai

Fax. File No.
82-35005 5

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**

Pursuant to the intimation received from AAA Communication Private Limited, we enclose herewith duly completed Form dated 10th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

[signature]

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 PAN: AAFCA5485R	1,05,93,23,005 (51.32%)	5,85,61,823 (2.84%)	Transfer of shares on October 8, 2009	October 9, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Transfer Quantity	Transfer Value
7	8	9	10	11	12	13
1,00,07,61,182 (48.49%)	N.A	N.A	N.A	N.A	5,85,61,823	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 10, 2009
Place: Mumbai

Exe. File No
82-35005

7

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**

Pursuant to the intimation received from AAA Industries Private Limited, we enclose herewith duly completed Form dated 10th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to AAA Industries Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6))

Regulation 13(1) – Details of acquisition of 5% or more shares in a listed company

Name, PAN No. and address of shareholders with telephone number	Shareholding prior to acquisition	No. & percentage of shares / voting rights acquired	Date of Receipt of allotment / advice. Date of acquisition (specify)	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Industries Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 Telephone No. 022 – 3032 7511 PAN: AAFCA0854Q	95,112,672 (4.61%)	5,85,61,823 (2.84%)	Transfer of shares on October 8, 2009	October 9, 2009	Inter-se transfer amongst Group (Gift)

Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Transfer quantity	Transfer value
7	8	9	10	11
15,36,74,495 (7.45%)	N.A	N.A	5,85,61,823	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 10, 2009
Place: Mumbai

Rule. File No
82-35005 9

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Pursuant to the intimation received from ADA Enterprises and Ventures Private Limited, we enclose herewith duly completed Form dated 10th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

[signature]

Hasit Shukla
President and Company Secretary

Encl: As above

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6))

Regulation 13(1) – Details of acquisition of 5% or more shares in a listed company

Name, PAN No. and address of shareholders with telephone number	Shareholding prior to acquisition	No. & percentage of shares / voting rights acquired	Date of Receipt of allotment / advice. Date of acquisition (specify)	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
ADA Enterprises and Ventures Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 Telephone No. 022 – 3032 7511 PAN: AAFCA5471K	95,112,672 (4.61%)	5,85,61,823 (2.84%)	Transfer of shares on October 8, 2009	October 9, 2009	Inter-se transfer amongst Group (Gift)

Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Transfer quantity	Transfer value
7	8	9	10	11
15,36,74,495 (7.45%)	N.A	N.A	5,85,61,823	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 10, 2009
Place: Mumbai